UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 06 February 2014
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X              Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                  No X

Issued by Harmony Gold
Mining Company Limited
6 January 2014
For more details contact:
Russell and Associates
Charmane Russell and/or
James Duncan
Tel:
+27 (0)11 880 3924
James Duncan mobile:
+27 (0) 82 318 9855
Charmane Russell mobile:
+27 (0) 82 372 5816
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T
+27 (11) 411 2000
www.harmony.co.za
JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228
Registration number:
1950/038232/06
Sponsor:
J.P. Morgan Equities South
Africa Proprietary Limited
Update 3: Doornkop mine
Johannesburg: Thursday, 6 February 2014: Harmony Gold Mining Company
Limited (“Harmony” and/or “the company”) regrets to advise that rescue workers have located the bodies of eight of the employees who were unaccounted following the fire at the Doornkop gold mine. The search continues for the ninth employee.
The fire was reported in a stope adjacent to 192 level haulage (some 1 733m underground) around 18:00 on Tuesday, 4 February 2014, following a seismic event that triggered a fall of ground. Rescue teams were immediately dispatched underground, but access to the affected area was hampered by smoke and a fall of ground.
At around 07:00 on 5 February, rescue workers located eight employees in an underground refuge chamber, and they were brought to surface, unharmed, by 11:00.
Harmony’s CEO Graham Briggs, the board and management extend their condolences to the families, friends and colleagues of the men who died.
end.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: 06, Febraury 2014
Harmony Gold Mining Company Limited
By: /s/ Frank abbott
Name:   Frank abbott
Title:       Financial Director